                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         COMMISSION FILE NUMBER-1-8645
                           NOTIFICATION OF LATE FILING

(CHECK  ONE)
[ ]FORM  10-K   [ ]FORM 20-F [ ]FORM 11-K  [X] FORM 10-Q [ ]FORM N-SAR

                       FOR  PERIOD  ENDED  September 30, 2002
                                           -------------------
              __  TRANSITION  REPORT  ON  FORM  10-K  AND  FORM  10-KSB
              __  TRANSITION  REPORT  ON  FORM  20-F
              __  TRANSITION  REPORT  ON  FORM  11-K
              __  TRANSITION  REPORT  ON  FORM  10-Q  AND  FORM  10-QSB
              __  TRANSITION  REPORT  ON  FORM  N-SAR
              FOR  THE  TRANSITION  PERIOD  ENDED: ___________________

             READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES: _______________
______________________________________________________________________________

PART  I--REGISTRANT  INFORMATION

Full  Name  of  Registrant:  Mego Financial Corp.
                            ----------------------

Former  Name  of  Registrant:_____________________

4310 Paradise Road
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Address  of  Principal  Executive  Office  (Street  and  Number):

Las Vegas, NV 89109
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City, State and Zip

PART  II--RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):

[X]     (a)     The  reasons  described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]     (c)     The  accountant's  statement  or other exhibit required by Rule
12b-25(c)  has  been  attached  if  applicable.

PART  III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 within the prescribed time period for the following reasons:

1. The Company is entering into a significant transaction on or about the due date of the Report. Management believes that this transaction should be reflected as a subsequent event in the Report; and

2. The Company is making certain changes in its financial reportings in response to a comment letter dated November 1, 2002 from the Staff of the Securities and Exchange Commission.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Floyd W. Kephart          702             737-3620
     -------------------      --------        -----------------
     (NAME)                 (AREA  CODE)     (TELEPHONE  NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
identify  report(s).      X   Yes ___  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 X  Yes     ___ No

(3) Due to the change in fiscal year end from August 31, to December 31, the Company's reports for the quarter ended September 30, 2002 are compared to the three months ended August 31, 2001.

Revenues were $15.6 million for the quarter ended September 30, 2002, as compared to $27 million for the 2001 period. For the third quarter of 2002, the Company reported a net loss of $8.9 million, or $1.42 per share, as compared to a profit in the 2001 period of $1.922 million or $.55 per share.

The decline in revenues and the resulting net losses for the 2002 period is related to the restructuring of the Company's operations, a shortage of inventory, the general decline in travel and tourism consumer and the initiating of its new travel and leisure service operations.


                                Mego Financial Corp.
                             -------------------------
                  (Name  of  Registrant  as  Specified  In  Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:  November 15, 2002

                         By:     /s/ Floyd W. Kephart
                                 ------------------------
                         Name:    Floyd W. Kephart
                         Title:   President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
     INTENTION MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             GENERAL  INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.